CERTIFICATE OF QUALIFIED PERSON

I, **David (Ted) Coupland** do hereby certify that:

1. I am a Director and Principal Geostatistician of Cube Consulting Pty Ltd. My address is Level 4, 1111 Hay Street, West Perth 6005.

2. This certificate applies to the Technical Report titled Cerro Moro Gold-Silver Project, Second Preliminary Economic Assessment, Technical Report NI 43-101 (the "Technical Report") dated August 2, 2011.

3. I graduated with a Bachelor of Science Degree (Geology) from the University of New England, Australia in 1987. In addition, I have obtained a Post Graduate Diploma in Mineral Economics from Macquarie University, Australia in 1995 and a Post Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia in 1997. I have completed a Post Graduate Specialisation in Geostatistics (CFSG) from the Paris School of Mines, Fontainebleau, France in 2007.

4. I am a current Member of the Australian Institute of Mining and Metallurgy (AusIMM No. 109925). I am a holder of AusIMM Chartered Professional (CP) accreditation in the discipline of Geology. I am also a member of the Mineral Industry Consultants Association (MICA).

5. I have worked as a geologist continuously for 24 years since my graduation from University. I specialize in mineral resource estimation and mine geology.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I most recently personally inspected the Cerro Moro Gold-Silver Project from December 12th to December 20th 2009 inclusive.

8. I am responsible for sections 7-12, 14-15 and 26 of the Technical Report.

9. I am independent of Extorre Gold Mines Limited as described in section 1.4 of NI 43-101.

10. I have had prior involvement with the Cerro Moro project; namely, I am a "qualified person" responsible for the preparation of three previous technical reports:

    "Independent Technical Report (NI 43-101) Update Report on the Cerro Moro Project, Santa Cruz Province, Argentina", dated December 31, 2009.

    "Independent Technical Report (NI 43-101), Resource Estimation for the Cerro Moro Project, Santa Cruz Province, Argentina", dated May 31st, 2010

    "Cerro Moro Project - Preliminary Economic Assessment Technical Report NI 43-101", dated December 2, 2010.

11. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.